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                     [COSTCO GRAPHIC]

                     401(k) PLAN FOR CALIFORNIA UNION EMPLOYEES
                     EIN 33-0572969
                     PIN 004
                     FINANCIAL STATEMENTS AND SCHEDULE
                     AS OF DECEMBER 31, 1999 AND 1998
                     TOGETHER WITH AUDITORS' REPORT


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                                     COSTCO

                   401(k) PLAN FOR CALIFORNIA UNION EMPLOYEES

                        FINANCIAL STATEMENTS AND SCHEDULE

                           DECEMBER 31, 1999 AND 1998

                                      INDEX

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS

     Statements of Net Assets Available for Plan Benefits as of December 31,
       1999 and 1998

     Statement of Changes in Net Assets Available for Plan Benefits for the Year
       Ended December 31, 1999

NOTES TO FINANCIAL STATEMENTS AND SCHEDULE

SUPPLEMENTAL INFORMATION

     Schedule I - Schedule of Assets Held for Investment Purposes as of December 31, 1999


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                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Benefits Committee of the
Costco 401(k) Plan for California Union Employees:

We have audited the accompanying statements of net assets available for plan benefits of the Costco 401(k) Plan for California Union Employees as of December 31, 1999 and 1998, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1999 and 1998, and the changes in its net assets available for plan benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Arthur Andersen LLP

Seattle, Washington
April 20, 2000


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                                     COSTCO

                   401(k) PLAN FOR CALIFORNIA UNION EMPLOYEES

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                        AS OF DECEMBER 31, 1999 AND 1998

                                                                     1999               1998
                                                                 -----------        -----------
ASSETS:
    Investments at fair value--
       Shares of registered investment company funds:
          Cash and cash equivalents                              $     1,000        $        --
          Equity Income Fund                                       4,608,339          3,670,379
          Spectrum Income Fund                                     2,195,064          1,806,735
          Spectrum Growth Fund                                     6,900,802          4,834,482
          New Horizons Fund                                        1,160,585            521,255
          Mid-Cap Growth Fund                                      2,000,200            914,550
          Equity Index Fund                                          592,263                 --
          International Stock Fund                                    91,672                 --
       Common commingled trust fund:
          Stable Value Fund                                        3,434,846          2,296,522
       Costco Wholesale Corporation Common Stock                   9,698,227          4,437,131
       Participant loans                                           1,244,481            476,774
                                                                 -----------        -----------
               Total investments                                  31,927,479         18,957,828
    Contributions receivable--
       Employer                                                    1,353,963          1,309,553
                                                                 -----------        -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS                           $33,281,442        $20,267,381
                                                                 ===========        ===========


  The accompanying notes and schedule are an integral part of these statements.


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                                     COSTCO

                   401(k) PLAN FOR CALIFORNIA UNION EMPLOYEES

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1999

NET INVESTMENT INCOME:
    Net appreciation in fair value of investments--
       Shares of registered investment company funds                $   512,927
       Common stock                                                   1,617,669
    Interest                                                             80,231
    Dividends                                                         1,691,179
                                                                    -----------
               Total net investment income                            3,902,006

CONTRIBUTIONS TO THE PLAN:
    Employee                                                          7,639,875
    Employer                                                          2,176,777
                                                                    -----------
               Total contributions                                    9,816,652

DISTRIBUTIONS TO PARTICIPANTS:
    In-service withdrawals                                              (77,464)
    Terminations                                                       (627,133)
                                                                    -----------
               Total distributions                                     (704,597)

NET INCREASE IN NET ASSETS AVAILABLE FOR PLAN BENEFITS               13,014,061

NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of year            20,267,381
                                                                    -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS, end of year                 $33,281,442
                                                                    ===========


   The accompanying notes and schedule are an integral part of this statement.

                                     COSTCO

                   401(k) PLAN FOR CALIFORNIA UNION EMPLOYEES

                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULE

                                DECEMBER 31, 1999

1.   PLAN DESCRIPTION:

The following description of the Costco 401(k) Plan for California Union Employees (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participants in the Plan are employees of The Price Company, a wholly owned subsidiary of Costco Wholesale Corporation ("the Company").

ELIGIBILITY

The Plan covers all employees covered by the collective bargaining agreement between The Price Company and The International Brotherhood of Teamsters in the State of California who are over the age of 18 and have completed one year of service containing a minimum of 1,000 hours worked. The employees enter the Plan on the entry date following the fulfillment of these requirements.

CONTRIBUTIONS

Each year, participants may contribute from 1% to 15% of their compensation before income taxes, subject to certain limitations set by the Internal Revenue Service (IRS). Participants may also contribute amounts representing distributions from other qualified benefit or contribution plans (known as "rollover" contributions).

The Company matches 50% of the employee's contribution, up to a maximum employer matching contribution of $200 per year.

The Company also makes a contribution to all plan participants actively employed on the last day of the plan year based upon hours worked during the plan year up to a maximum of 80 hours per pay period (bi-weekly). Participants who reached their fifth anniversary up to their ninth anniversary during the 1999 plan year received $.15 per hour. Participants who reached or exceeded their tenth anniversary during the 1999 plan year received $.25 per hour.


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                                      -2-

PARTICIPANT ACCOUNTS

Each participant's account is credited with his or her contributions, employer matching, Company contributions and an allocation of plan earnings based on the daily valuation of investments. Allocations are based on participant account balances as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from his or her vested account.

VESTING

Participants are immediately vested in their contributions, plus actual earnings thereon. Vesting in the employer matching and Company contributions is based on years of service, according to the following schedule:

       Years of Service                       Percentage Vested
       ----------------                       -----------------
       Less than 2                                      0%
       2-3                                             10
       3-4                                             25
       4-5                                             50
       5 or more                                      100

FORFEITURES

During 1999, forfeitures of approximately $12,200 were used to reduce the employer contributions to the Plan. Forfeitures can be restored to a participant's account if the participant is re-employed by the Company prior to the expiration of five consecutive breaks in service and repays the full dollar amount distributed due to the termination within five years of the reemployment date. As of December 31, 1999 and 1998, forfeitures of approximately $33,600 and $22,300, respectively, had not been used to reduce employer contributions. These forfeitures will be used to offset future employer contributions.

INVESTMENT OPTIONS

Upon enrollment in the Plan, a participant may direct contributions into any of nine investment options consisting of seven registered investment company funds, a common commingled trust fund and Company stock, as listed on the statements of net assets available for plan benefits. T. Rowe Price is the trustee of all investments, serves as investment manager for all registered investment company and common commingled trust funds and provides recordkeeping of all participant accounts. Funds may be temporarily invested in a cash account.

Participants may change their investment options and transfer amounts between funds daily.

DISTRIBUTIONS

Upon termination of employment or death, the vested interest in a participant's account is payable in a lump sum. Participants may apply for a distribution of all or a portion of the vested interest at any time after attainment of age 59-1/2. Participants are also eligible to make hardship withdrawals from their salary deferral contributions in the event of certain financial hardships. Following a hardship withdrawal, participants are not allowed to contribute to the Plan for a one-year period.

PARTICIPANT LOANS

A participant may borrow the lesser of $50,000 or 45% of his or her vested account balance, calculated using participant pre-tax, rollover, Company matching and Company contribution amounts. However, only the participant pre-tax, rollover and Company matching amounts are eligible to borrow against, with a minimum loan of $1,000. Loans are payable through payroll deductions over a period ranging up to 180 months, depending on the purpose of the loan. The interest rate is determined by the plan administrator based on Bank of America prime rate on the last day of the calendar quarter. The rates at December 31, 1999 ranged from 8.75% to 10.50%, depending on the type of loan. The loans have various maturity dates, through 2014.

PLAN ADMINISTRATOR

The Plan is administered by the Benefits Committee, which is appointed by the Board of Directors of the Company.

ADMINISTRATIVE EXPENSES

All administrative and custodial fees of the Plan are paid by the Company. All investment management and transaction fees directly related to the plan investments are netted against net investment income.

2.  SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF ACCOUNTING

The financial statements of the Plan are prepared under the accrual method of accounting.

USE OF ESTIMATES

The preparation of financial statements requires the use of estimates. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

Investments are stated at fair value. Registered investment company and common commingled trust funds, and Costco Wholesale Corporation Common Stock are valued using the closing price of the investments on the last day of business of the plan year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investments includes the change in the fair value of assets from one period to the next, and realized gains and losses, and is computed using the moving average method.

PAYMENT OF BENEFITS

Benefits are recorded when paid.

ADOPTION OF SOP

The Accounting Standards Executive Committee issued Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" (SOP), which eliminates the requirement for a defined contribution plan to disclose participant-directed investment programs. The 1998 financial statement has been reclassified to eliminate the participant-directed fund investment program disclosures.

3. PLAN TERMINATION:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

4.  TAX STATUS:

The IRS has informed the Company, in a letter dated November 30, 1998, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code. The Plan has been amended subsequent to receiving a determination letter. The plan administrator and the Plan's counsel believe that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRS.


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                                                                      SCHEDULE I

                                     COSTCO

                   401(k) PLAN FOR CALIFORNIA UNION EMPLOYEES

                                 EIN: 33-0572969
                                    PIN: 004

                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1999

                 Identity of Party Involved/
                 Description of Investments                                 Current Value
                 --------------------------                                 -------------
*T. Rowe Price:
    Cash and cash equivalents                                               $      1,000
    Equity Income Fund                                                         4,608,339
    Spectrum Income Fund                                                       2,195,064
    Spectrum Growth Fund                                                       6,900,802
    New Horizons Fund                                                          1,160,585
    Mid-Cap Growth Fund                                                        2,000,200
    Equity Index Fund                                                            592,263
    International Stock Fund                                                      91,672
    Stable Value Fund                                                          3,434,846

*Costco Wholesale Corporation Common Stock                                     9,698,227

*Participant loans, with interest rates of 8.75% to 10.50% maturing through 2014
                                                                               1,244,481
                                                                             -----------
                                                                             $31,927,479
                                                                             ===========

*Represents a party in interest.

          The accompanying notes are an integral part of this schedule.